FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2012
Commission File Number 000-24876

TELUS CORPORATION

(Translation of registrant’s name into English)

5th Floor, 3777 Kingsway
Burnaby, British Columbia V5H 3Z7
Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐                         Form 40-F ☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐                         No ☒

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐     No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-      .

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELUS CORPORATION

By:	/s/ Monique Mercier
	Name:	Monique Mercier
	Title:	Senior Vice-President,
Chief Legal Officer and
Corporate Secretary

Date: September 6, 2012

Exhibit Index

Exhibit Number	Description of Document

99.1	TELUS Corporation Notice of Class Meeting of Holders of Non-Voting Shares, Notice of General Meeting and Information Circular dated August 30, 2012

99.2	Letter to Shareholders dated August 30, 2012

99.3	Form of Proxy — Non-Voting Shareholders (Registered)

99.4	Form of Proxy — Common Shareholders (Registered)